ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the fourteen month period ended December 31, 2004 and the unaudited financial statements for the three months and nine month periods ended September 30, 2005. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of November 10, 2005.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Anooraq Resources Corporation is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "Limbs". Anooraq has interests in properties on the Northern, Eastern and Western Limbs of the Complex.

Prior to January 2004, Anooraq mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Northern Limb of the Bushveld Complex. The Northern Limb has potential for the discovery and development of large scale PGM deposits that are amenable to open pit mining. One of these deposits, called Drenthe, occurs on one of Anooraq’s properties called the Drenthe farm. In 2003, programs were carried out in three areas of Anooraq’s large land package on the Northern Limb, called the Platreef Project, with promising results from the Drenthe farm and the Rietfontein farm. In November 2003, Anooraq and a subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum") formed the Boikgantsho Joint Venture (“Boikgantsho JV") to explore and develop PGM deposits on the Drenthe, Witrivier and Overysel farms. At the Rietfontein farm, located approximately 25 kilometers to the south, Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, is carrying out exploration.

In January 2004, the Company entered into an agreement with a private South African Black Economic Empowerment ("BEE") company, Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby the Company would acquire a 50% interest in the Ga-Phasha PGM Project and expand its property interests to the Eastern Limb of the Bushveld Complex. The Ga-Phasha property, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources already outlined as well as additional exploration potential. The transaction, which was completed in September 2004, resulted in Pelawan (a) initially owning approximately 63% of the issued and outstanding common shares of

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq (which has since declined to approximately 56% at September 30, 2005), and (b) maintaining a majority ownership of Anooraq at all future times. The transaction also enabled Anooraq to itself become a BEE entity. Participation of a BEE company is required for development of mineral deposits under South African legislation.

Work by Anooraq under the Boikgantsho JV in 2004 continued to delineate and expand the Drenthe deposit and also made the discovery of the Overysel North deposit during drilling in 2004. The results of new mineral resource estimate were used for a preliminary economic assessment of the expanded project. Positive results of the Preliminary Assessment for potential open pit development on the Drenthe and Overysel North deposits were announced in the first quarter of 2005. Engineering studies for a pre-feasibility study were initiated in the second quarter.

Anooraq, on behalf of the Boikgantsho JV, completed of 24,000 meters of drilling from January to June 2005. Focused on the Drenthe deposit, the program was designed to define measured mineral resources within the deposit and advance the project toward a feasibility study. Final results, released during the third quarter, continued to confirm the grade and continuity of the mineralization within the Drenthe deposit.

Preliminary drilling at the Thusong Joint Venture property on the Western Limb of the Bushveld took place in September-October 2005. Three of the four holes drilled intersected reef horizons.

DISCUSSION OF PROJECTS

1.2.1 Platreef Project

Boikgantsho JV

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau Resources (Proprietary) Limited ("Plateau"), entered into a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture ("the Boikgantsho JV") to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. Under the agreement, during that period, Anooraq would operate exploration programs, and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. These expenditures were completed by the end of 2004. Anooraq now has the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a new PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

A preliminary assessment carried out during the first quarter of 2005 indicates favourable financial results using a cut-off grade of approximately US$10.50/t. For the study, the in-pit resources were capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu. The preliminary assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") for the project of US$300.5 million at a 5% discount rate, and at a 10% discount rate, the NPV is US$138.8 million. The internal rate of return ("IRR") is 25%. The estimated capital cost is US$152.8 million with a payback of 3¼ years.

At March 2005 metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million, at a 10% discount rate the NPV is US$293.3 million, and the IRR is 35%. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized. Further details are provided in a technical report filled at www.sedar.com.1

Recommendations from the preliminary assessment have been followed up by pre-feasibility work over the past two quarters.

Infill drilling program

The 2005 drilling program has focused on the Drenthe deposit. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 Preliminary Assessment. Drilling proceeded at 50-meter intervals along 50-meter spaced lines in order to define measured mineral resources within the proposed pit area.

The drilling program was completed in the second quarter. One hundred and thirty six vertical holes, totaling 24,418.23 metres, were drilled. Final results, announced during the third quarter, confirm the continuity of the open pit PGM mineralization within the Drenthe deposit. Highlights include:

_____________________________

1 Qualified persons for the preliminary assessment are: Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone, P.Eng., of Minefill Services, Inc., David R. Reeves, MAusIMM (responsible for the Preliminary Assessment) and G.J. van der Heever, Pr.Sci.Nat., (responsible for the Resource Estimate).

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
  1.67 g/t 3PGM, 0.19% Ni and 0.12% Cu over 90.0 metres in hole PR-318
  1.47 g/t 3PGM, 0.15% Ni and 0.08% Cu over 48.0 metres in hole PR-334
  1.63 g/t 3PGM, 0.21% Ni and 0.14% Cu over 54.2 metres in hole PR-350
  3.38 g/t 3PGM, 0.22% Ni and 0.16% Cu over 11.2 metres in hole PR-357
  2.02 g/t 3PGM, 0.19% Ni and 0.11% Cu over 15.0 metres in hole PR-364

Resource modeling began in early August. The model has been completed with the latest information by the independent consultant for the project’s resource estimates and is being reviewed by Company geologists. Independent verification samples have also been collected.

Infrastructure

Representatives of the Company are participating in the Olifants River Joint Water Forum. The purpose is to ensure that the project’s water needs are communicated to the South Africa Department of Water Affairs so they are taken into account when the agency is planning or prioritizing water resource projects for the region.

Community Engagement

Contact has been made and a dialogue established between the Company and the local Drenthe community which will be affected by mining activities should the development proceed. This specific community will need to be relocated. Regular monthly meetings are held between the parties, and the community has elected a committee to represent them in these matters.

Kwanda JV

Property Agreement

In May 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“RPM”), a subsidiary of Anglo Platinum (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex. Under the agreements, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditures, totalling ZAR25 million, within five years. The Company is required to spend ZAR2.5 million in year one, ZAR5 million in each of years two, three, and four, and ZAR7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture.

Drilling

Two inclined diamond drill holes, a total of 535 metres, were completed on the farm Swerwerskraal, part of the Kwanda North property in June 2005. These two holes (PR-371, 293 metres and PR-372, 242 metres) were drilled to test the potential for the ‘Platreef-style’ mineralization encountered by Pan Palladium Ltd on ground further north along the strike of the northern limb. Platreef-like rocks and patchy sulphides were encountered in both of these holes, which terminated in the granite basement.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2 Ga-Phasha Project

Agreement

In January 2004, the Company entered into an agreement with Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo American Platinum Corporation Limited ("Anglo Platinum") and 50% by Pelawan as the BEE partner (now the Company, through its wholly owned subsidiary Plateau).

The transaction between Anooraq and Pelawan was completed on September 29, 2004. The Ga-Phasha Project is now a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited ("Rustenburg"), and is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold all 7.9 million of the Anooraq shares it was permitted to under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust will be distributed to Pelawan’s shareholder base, comprising 15 broadly based BEE groupings including women’s’ investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated. It is intended that the proceeds will be used by these groups to enhance their empowerment objectives, including various corporate, social and cultural development and investment initiatives in South African rural communities.

Project Activities

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex. The two platinum-bearing horizons are the UG2 chromitite and the Merensky Reef.

Prior to its acquisition by Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Significant mineral resources were outlined in the UG2 and Merensky Reefs. South African consultants, Global Geo Services (Pty) Ltd. carried out a resource estimate on behalf of Anooraq in early 2004 based on information received to that time from Anglo Platinum.

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on the adjacent Twickenham Project. Anooraq and its consultants are reviewing the data associated with the drilling as it is received from Anglo Platinum. Additional work has been initiated to prepare for feasibility studies, including:

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.	Updating the resource model for both the UG2 and the Merensky Reefs is underway, integrating the additional drilling that was carried out in 2003/2004.

2.	Additional exploration and analysis is underway to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

3.	Additional drilling is planned to move the mineral resources into higher confidence categories:

	a.	In areas that are currently outlined as inferred, and

	b.	In areas currently outlined as indicated resources.

4.	Data compilation, metallurgical and geo-technical testing, and environmental studies are planned.

For the nine months ended September 30, 2005, exploration and administrative expenditures of approximately $269,000 had been incurred on the Ga-Phasha project. These are included in the totals discussed under Results of Operations.

1.2.3 Thusong Joint Venture

In May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms, covering an area of approximately 7,713 hectares, on the Western Limb of the Bushveld. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years. The exploration target is high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum’s nearby Union Mine.

Four drill holes were completed on the farm Cyferkuil (TH001 (349.52 metres) TH002 (61.45 metres), TH003 (51.16 metres) and TH004 (237.87 metres) during the period of September-October, 2005. Three reef horizons were intersected in holes 2 to 4. Assays are pending.

1.2.4 Market Trends

Platinum prices have increased in 2005, averaging approximately US$882/oz in the year to date. Palladium prices have declined in 2005, averaging approximately US$192/oz to the end of October. Gold prices have increased since 2004, averaging approximately US$436/oz over the first ten months of 2005.

Base metal prices continue to be strong in 2005. Nickel prices have averaged US$6.89/lb in the year to date, and copper prices have averaged US$1.60/lb in 2005.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

	December 31,	October 31,	October 31,	October 31,
	2004	2003	2002	2001
	(restated)

Current assets	$15,728,595	$5,639,716	$3,368,694	$2,516,495
Mineral property interests	8,494,358	4,200,000	4,200,000	4,200,001
Other assets	197,995	16,990	156,912	171,826
Total assets	24,420,948	9,856,706	7,725,606	6,888,322

Current liabilities	1,354,301	528,277	92,114	230,305
Long term liabilities	–	–	–	–
Shareholders' equity	23,066,647	9,328,429	7,633,492	6,658,017
Total liabilities and shareholders' equity	$24,420,948	$9,856,706	$7,725,606	$6,888,322

	14 months ended	Year ended	Year ended	Year ended
	Dec 31, 2004	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001
Expenses
Conference and travel	$486,481	$180,613	$119,392	$75,990
Consulting	536,216	100,974	193,902	23,785
Depreciation	39,121	20,637	18,199	1,345
Exploration	7,821,145	1,943,147	959,349	1,444,583
Foreign exchange	145,199	(19)	(23,740)	–
Interest (income)	(485,452)	(46,060)	(38,341)	(40,982)
Legal, accounting and audit	479,731	32,657	82,253	68,922
Office and administration	457,571	131,216	73,039	59,879
Salaries and benefits	834,223	402,989	459,249	135,224
Shareholders communications	342,848	193,835	500,039	42,055
Trust and filing	159,633	17,539	20,755	27,071
Subtotal	10,816,716	2,977,528	2,364,096	1,837,872
Stock based compensation	2,466,548	485,962	–	–
Write-off (recovery) of amounts receivable	(256,000)	365,924	–	–
Loss for the year	$13,027,264	$3,829,414	$2,364,096	$1,837,872

Loss per share	$0.18	$0.11	$0.08	$0.11

Weighted average number of common shares
outstanding (thousands)	73,017	34,126	28,901	16,756

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The loss for the nine months ended September 30, 2005 was $11,422,196 compared to a loss of $8,693,453 for the nine months ended October 31, 2004. This increase primarily resulted from costs related to the increased expense of maintaining an office in South Africa, as well as stock based compensation expense related to stock option grants in May 2005 and September 2005. The Company recorded a loss of $0.08 per share for the nine months ended September 2005, compared to a loss of $0.14 per share for the nine months ended October 31, 2004.

Exploration expenses for the third quarter of 2005 amounted to $525,956 in comparison to $2,317,589 spent in the second quarter of 2005. The exploration expenses for the nine months ended September 2005 were mainly incurred on the Boikgantsho project, planning and development of a technical report on the Ga-Phasha project, and the Kwanda and Thusong exploration programs. The Boikgantsho drilling program that began in January 2004 continued into 2005, resulting in significant increases in drilling, engineering, and geological and consulting expenses for the nine months ended September 30, 2005. Drilling costs amounted to $52,637 spent for the quarter compared to $968,591 spent in the previous quarter ended June 30, 2005. Assays and analysis expenditures amounted to $159,921 spent in the third quarter in comparison to $653,428 expended in the second quarter ended June 30, 2005. Geological and consulting costs for the third quarter were $130,961 compared to $346,014 spent in the previous year’s third quarter and compared to $294,812 expended in the previous quarter. Engineering costs decreased to $73,967 from $201,872 incurred in the previous quarter. The cost of site activities was $73,524 compared to $79,640 spent in the previous quarter and $116,809 spent in the quarter ending October 31, 2004. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit for the nine months ended September 30, 2005 amounted to $301,698 in comparison to $275,031 for the nine months ended October 31, 2004 primarily as a result of advisory services provided for the annual general meeting, financial reporting requirements and the Pelawan transaction. Office and administration for the nine months ended September 30, 2005 amounted to $427,403 in comparison to $292,807 spent for the nine months ended October 31, 2004, this increase is largely due to the establishment of an office in South Africa. Conference and travel costs of $438,735 were incurred during the nine months ended September 30, 2005 in comparison to the $334,418 incurred during the nine months ended October 31, 2004 and is primarily related to the increased travel activity surrounding the mining conference (“mining Indaba”) held in South Africa as well as travel related to Anooraq board meetings and work rotation off the project engineers. Consulting costs increased due to increased corporate, financial, legal and advisory services. Salaries and benefits increased to $421,864 from $242,625 spent in the quarter ended October 31, 2004, largely due to integration of senior management personnel from Pelawan and Anooraq. Trust and filing for the nine months ended September 30, 2005 amounted to $82,016 in comparison to the $113,501 incurred for the nine months ended October 31, 2004

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

Expressed in thousands, except per-share amounts. Small differences are due to rounding.

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Oct 31,	July 31,	April 30,	Jan 31,
	2005	2005	2005	2004	2004	2004	2004	2004
Current assets	6,369	8,327	12,079	15,729	17,890	22,819	25,658	26,943
Mineral properties	8,661	8,495	8,495	8,494	10,664	4,200	4,200	4,200
Other assets	181	179	191	198	172	32	39	43
Total assets	15,211	17,001	20,765	24,421	28,726	27,051	29,897	31,186

Current liabilities	351	1,248	1,488	1,354	2,353	798	1,206	647
Long term liabilities	–	–	–	–	1,561	–	–	–
Shareholders’ equity	14,860	15,753	19,277	23,067	24,812	26,253	28,691	30,539
Total shareholders’ equity and
liabilities	15,211	17,001	20,765	24,421	28,726	27,051	29,897	31,186

Expenses
Exploration	526	2,318	2,381	1,270	2,063	1,924	1,745	859
Conference and travel	26	191	222	110	208	99	27	42
Consulting	127	440	316	59	169	119	63	126
Foreign exchange loss (gain)	(113)	(119)	99	55	111	37	(49)	(10)
Interest (income)	12	(60)	(45)	(96)	44	(125)	(225)	(84)
Legal, accounting and audit	(7)	178	130	134	(150)	117	308	71
Office and administration	158	96	174	129	115	131	47	36
Salaries and benefits	422	412	360	225	243	117	124	125
Shareholder communications	54	90	76	41	112	53	68	68
Trust and filing	(2)	8	76	9	(1)	24	91	38
Subtotal	1,203	3,554	3,789	1,936	2,914	2,496	2,199	1,271
Stock-based compensation -
exploration	32	843	(6)	9	19	433	60	519
Stock-based compensation -
office and administration	124	2,069	(4)	3	7	502	64	851

Write-off (recovery) of amounts
receivable	–	–	–	–	–	–	–	(256)
Future income tax expense
(recovery)	(182)	–	–	–	–	–	–	–
Loss for the period	1,177	6,466	3,779	1,948	2,940	3,431	2,323	2,385

Basic and diluted loss per share	0.01	0.04	0.02	0.01	0.03	0.06	0.04	0.05

Weighted average number of
common shares outstanding	148,069	148,028	148,020	147,652	86,349	51,925	50,628	47,231

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

At September 30, 2005, the Company had working capital of approximately $6.0 million as compared to $14.4 million at the end of the 2004 fiscal year, and the cash position at September 30, 2005 was approximately $5.9 million.

Anooraq's sources of capital are primarily equity and debt investors. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at September 30, 2005 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year. However, future programs may be deferred and operations curtailed if additional funding is not secured.

The Company had 148,220,407 common shares outstanding at September 30, 2005. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At September 30, 2005, Anooraq had working capital of approximately $6.0 million as compared to $14.4 million at the end of the 2004 fiscal year. The Company had approximately 148 million common shares outstanding at September 30, 2005.

In December 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of the Company's PGM-nickel projects in South Africa.

1.8 Off-Balance Sheet Arrangements

None.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the nine months ended September 30, 2005 HDI billed Anooraq $1,154,007 as compared to $1,164,347 for the nine months ended October 31, 2004 for such services and cost reimbursements.

Pelawan is a significant shareholder of the Company (see note 6(b)) of the accompanying financial statements) and which has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the nine month period ended September 30, 2005, the Company paid or accrued $658,035 (three months ended September 30, 2005 – $nil; from September 29, 2004 to December 31, 2004 – $745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees, consultants and operations were transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services to directly to Plateau.

During the period ended September 30, 2005, the Company paid or accrued $96,100 (nine months ended to October 31, 2004 - $77,206) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). Pursuant to AcG15, the Company is required to consolidate variable interest entities ("VIEs"), where it is the entity’s primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that its interest in the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

Accordingly, under AcG15, the Company's interest in the Ga-Phasha Project would be accounted for using the equity method. The Company has retroactively adopted this standard with restatement of prior periods. On adoption of this new standard at January 1, 2005, the Company decreased amounts receivable by $24,045, decreased accounts payable and accrued liabilities by $219.432 and decreased mineral property interests by $195,387. Deficit at January 1, 2005 remained unchanged.

For presentational periods presented, the Company has combined the "Investment in Ga-Phasha Project" with mineral property interests, and has presented the exploration expenses related to the Ga-Phasha project together with exploration expenses.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at November 10, 2005. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,220,407

Share purchase options	October 26, 2006	$ 1.95	545,000
	October 26, 2006	$ 2.00	35,000
	October 26, 2006	$ 1.64	200,000
	September 28, 2007	$ 0.95	100,000
	September 28, 2007	$ 1.40	535,000
	December 14, 2007	$ 1.40	533,200
	December 14, 2010	$ 1.40	2,965,000	4,913,200

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.